Curaleaf Holdings, Inc. Investor Relations Curaleaf Resumes Trading Under CURLF as Temporary Transition Period Concludes No Shareholder Action Required STAMFORD, Conn., July 6, 2026 /PRNewswire/ -- Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer cannabis products, today announced that, effective July 6 2026, its Subordinate Voting Shares (the "Shares") have resumed trading under the OTC trading symbol, CURLF. Following the Company's previously announced 1-for-3 reverse stock split of its Shares (the "Reverse Stock Split") effective June 5, 2026, Curaleaf's Shares temporarily traded under the symbol CURLD for a 20-trading-day transition period in accordance with FINRA and OTC Markets Group requirements. The temporary trading designation has now expired, and the Company's Shares now trade under the symbol CURLF on the OTCQX® Best Market. "The return to CURLF marks the completion of the temporary transition period and provides continuity for our investors," said Boris Jordan, Chairman and CEO of Curaleaf. "We remain focused on strengthening Curaleaf's capital markets profile and positioning the Company for future opportunities as the regulatory and exchange-listing landscape continues to evolve." No action is required in connection with the return to the original trading symbol on the OTCQX® Best Market. The Company's Shares continue to trade on the Toronto Stock Exchange under the symbol CURA and on the OTCQX® Best Market under the symbol CURLF, in each case under the post-split CUSIP 23126M300. For more information, investors can review Curaleaf's Reverse Stock Split FAQ page here: Curaleaf Reverse Split FAQ. About Curaleaf Holdings Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, Grassroots, Find, Dark Heart, and Anthem provide industry-leading service, product selection and accessibility across the medical and adult use markets. Curaleaf International is powered by a strong presence in all stages of the supply chain. Its unique distribution network throughout Europe, Canada and Australasia brings together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Toronto Stock Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com. Forward Looking Statements This media advisory contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward-looking statements and information concerning the Reverse Stock Split and a potential listing on a U.S. stock exchange. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed on February 26, 2026, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. The Toronto Stock Exchange has not reviewed, approved or disapproved the content of this news release. Investor Contact: Curaleaf Holdings, Inc. Camilo Lyon, Chief Investment Officer IR@curaleaf.com Media Contact: MATTIO Communications

MattioCuraleaf@Mattio.com SOURCE Curaleaf Holdings, Inc. https://ir.curaleaf.com/2026-07-06-Curaleaf-Resumes-Trading-Under-CURLF-as-Temporary-Transition-Period-Concludes